

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2015

Clifford J. Perry
Chief Executive Officer
Freedom Leaf, Inc.
3571 E. Sunset Road, Suite 420
Las Vegas, Nevada 89120

> **Re: Freedom Leaf, Inc.**
> **Form 8-K**
> **Filed May 7, 2015**
> **File No. 333-190067**

Dear Mr. Perry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 4.02

1. We note that you believe you Form 10-Q for the quarter ended December 31, 2014 is "deficient in its disclosures." In this regard, please amend your Form 8-K to disclose the nature of the deficiencies and identify the financial statements that should not be relied upon. Refer to Item 4.02 (a)(2) of Form 8-K.

2. In addition, we note that you plan to amend your December 31, 2014 10-Q. Please tell us when you plan to file the amended 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant